Exhibit 99.1

ReneSola Announces US$100 Million Share Repurchase Program

JIASHAN, China, August 22, 2011 – ReneSola Ltd (NYSE: SOL) (“ReneSola” or the “Company”), a leading global manufacturer of solar products, today announced that its Board of Directors has authorized a share repurchase program under which ReneSola may repurchase up to US$100 million in aggregate value of the Company’s outstanding ordinary shares.

Under the program, the Company may, from time to time, for a limited period of time, depending on market conditions, share price and other factors, make one or more purchases, on the open market or in privately negotiated transactions, of up to US$100 million in aggregate value of the Company's outstanding common shares. Such purchases under the program will be made in accordance with the applicable laws and subject to any required regulatory approvals. Mr. Xianshou Li, ReneSola’s chief executive officer, and Mr. Henry Wang, ReneSola’s chief financial officer, are granted full discretion to act on behalf of the Company to acquire shares of the Company under the share repurchase program.

Mr. Xianshou Li, ReneSola’s chief executive officer and director, commented, “At present, we believe our shares are undervalued. Despite relatively weak capital markets and a challenging solar market, we are confident in the long-term prospects of our business and the industry as a whole. With a healthy cash position, we believe the share repurchase program will generate value for our shareholders while we leverage our new Virtus wafer technology, our increasing in-house polysilicon production and our strong leadership position in wafer production to capitalize on new opportunities.”

About ReneSola

ReneSola is a leading global manufacturer of solar wafers and producer of solar power products based in China. Capitalizing on proprietary technologies, economies of scale, low-cost production capabilities and technological innovations and know-how, ReneSola leverages its in-house virgin polysilicon and solar cell and module production capabilities to provide its customers with high-quality, cost-competitive solar wafer products and processing services. The Company possesses a global network of suppliers and customers that includes some of the leading global manufacturers of solar cells and modules. ReneSola’s ADSs are traded on The New York Stock Exchange (NYSE: SOL). For more information about ReneSola, please visit http://www.renesola.com.

Safe Harbor Statement

This press release contains statements that constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. Whenever you read a statement that is not simply a statement of historical fact (such as when the Company describes what it "believes," "expects" or "anticipates" will occur, what "will" or "could" happen, and other similar statements), you must remember that the Company’s expectations may not be correct, even though it believes that they are reasonable. The Company does not guarantee that the forward-looking statements will happen as described or that they will happen at all. Further information regarding risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements is included in the Company’s filings with the U.S. Securities and Exchange Commission, including the Company’s annual report on Form 20-F. The Company undertakes no obligation, beyond that required by law, to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made, even though the Company’s situation may change in the future.

For investor and media inquiries, please contact:

In China:

Mr. Tony Hung
ReneSola Investor Relations
Tel:      +86-573-8473-9011
E-mail: ir@renesola.com

Mr. Derek Mitchell
Ogilvy Financial, Beijing
Tel:      +86-10-8520-6284
E-mail: sol@ogilvy.com

In the United States:

Ms. Jessica Barist Cohen
Ogilvy Financial, New York
Tel:      +1-646-460-9989
Email:  sol@ogilvy.com